EXHIBIT (a)(1)(ii)

COMMUNICATION TO ALL ELIGIBLE EMPLOYEES FROM BRIAN HALLA,
OUR CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER, DATED OCTOBER 19, 2009

To:	Eligible National Employees

From:	Brian Halla, Chairman of the Board and Chief Executive Officer

Date:	October 19, 2009

Re:	Employee Stock Option Exchange Program

As previously announced to you, National’s stockholders approved our proposal to implement a stock option exchange program at our annual stockholders’ meeting on September 25, 2009.  We are pleased to announce that today we are launching the stock option exchange program.

Specifically, we are making an offer (the “Offer”) to allow eligible National employees to exchange certain existing options that have an exercise price equal to or greater than $17.00 per share for new restricted stock units (“RSUs”), or in certain cases, a cash payment, on the expiration date of the Offer (the “Option Exchange Program”).

To participate in the Option Exchange Program, you may elect to surrender your eligible options for cancellation, and new RSUs will be granted to you on the same U.S. business day as the expiration of the Offer.  We will deliver the restricted stock unit agreement evidencing your new RSUs to you soon thereafter.

This is a significant initiative, requiring a formal tender offer filing with the U.S. Securities and Exchange Commission.  By making it possible to exchange your underwater options for new RSUs, we intend to provide you an opportunity to receive an equity incentive that may provide greater value to you in the future.

NO NATIONAL EMPLOYEE OR AGENT IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO YOUR CHOICES.  AS A RESULT, YOU MAY WISH TO CONSULT WITH A PROFESSIONAL FINANCIAL OR TAX ADVISOR AS PART OF YOUR DECISION MAKING PROCESS.

In particular, for those employees who are employed by us outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor.  We make no representations to employees regarding the financial and tax consequences of their participation in this Offer.

Please take the time to carefully review the following information and instructions.  If you would like to participate in the program, you will need to submit your election form by the expiration of the Offer, which is currently scheduled for 9:00 p.m. Pacific Time, November 16, 2009.  Additional details regarding the mechanics of participation are described below.

You are eligible to participate in the Option Exchange Program only if you are an active employee as of the commencement date of this Offer and you remain an active employee through the expiration date of this offer.  You must hold at least one eligible option on October 19, 2009 to participate in the Offer.  Our named executive officers, members of our board of directors and employees employed by us (or a subsidiary) in Canada, Denmark, Israel or Singapore (where we determined that the option exchange would have tax, regulatory or other implications that are inconsistent with our compensation policies and practices) are not eligible to participate in the offer.

You are an “active employee” if you are a regular full-time employee of National or National’s majority-owned subsidiaries.  An employee is not an “active employee” if he or she (i) is on a “garden leave” or other leave that will result in a termination of employment with National or one of National’s majority-owned subsidiaries, (ii) has provided a notice of resignation; or (iii) has received a notice of termination of employment from National or one of National’s majority-owned subsidiaries.

You will be able to make your election to participate in the Option Exchange Program on the BNY Mellon Shareowner Services (“BNY Mellon”) web site dedicated specifically to the Option Exchange Program. For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.  This PIN will be sent to you via email today.

Please visit the web site through the following link:  https://www.corp-action.net/nationalsemiconductor and follow the instructions for accessing your personal information and making and submitting your election.  The site includes links to access a copy of the “Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units or Cash Payments” (the “Offer to Exchange”), including a Summary Term Sheet and Questions and Answers, filed with the SEC and the form of Restricted Stock Unit Agreement. The information available on the Option Exchange Program website explains the Option Exchange Program in detail and includes potential benefits and risks of participating in the Option Exchange Program.  Please review it carefully and weigh your decision with equal care.

If you have questions, please call BNY Mellon. One of BNY Mellon’s Customer Service Representatives will be able to answer your questions over the phone. There is no need to reply to this message; any questions should be directed to BNY Mellon.

BNY Mellon Shareowner Services

Customer Service Representatives are available Monday through Friday

From 9:00 a.m. to 7:00 p.m., Eastern Time

1-866-282-6651 (From Within the United States)

1-201-680-6579 (Call Collect From Outside the United States)

You must hold at least one eligible option on October 19, 2009 to participate in the Offer.  If you are not able to access the website, copies of the offering materials, including an Election Form, are available from BNY Mellon Shareowner Services at 1-866-282-6651 (within the United States) and 1-201-680-6579 (outside the United States).

The specifics of the program are described in the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits, including the Offer to Exchange.  The “Schedule TO—Tender Offer Statement Filed with the SEC” is available on the Option Exchange Program website or at the Securities and Exchange Commission’s website at http://www.sec.gov.  We urge you to read the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits carefully.

KEY DATES TO REMEMBER:

Commencement Date:  The commencement date of the Offer is today, October 19, 2009.

Expiration Date:  The Offer expires at 9:00 p.m. Pacific Time on November 16, 2009 (unless we extend the Offer).

Withdrawal Date:  You may withdraw or change your previously submitted election to exchange options at any time on or before 9:00 p.m. Pacific Time on the Expiration Date, which is currently November 16, 2009.  If the Offer is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Offer.

Option Cancellation Date:  The eligible options that have been tendered will be cancelled as of November 16, 2009 or, if the Offer is extended, the day of the expiration of the Offer.

Grant Date:  The new RSUs will be granted on November 16, 2009 or, if the Offer is extended, the day of the expiration of the Offer.   Cash payments will be made promptly following the expiration of the Offer.